

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 2, 2011

Mr. Edward Hebert
Vice President - Finance
Saratoga Resources, Inc.
7500 San Felipe, Suite 675
Houston, Texas 77063

   Re: **Saratoga Resources, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2009
       Filed April 14, 2010
       File No. 000-27563

Dear Mr. Hebert:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Mark Shannon
            Branch Chief